Exhibit 99.1

NEWS RELEASE

May 7, 2019 - For Immediate Release

Great Panther Appoints New Director

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) is pleased to announce the appointment of Mr. Kevin Ross to its Board of Directors, effective today.

Mr. Ross is a mining engineer with over 40 years of experience leading mining operations in Africa, Europe, North America and Latin America. He holds a BSc (Mining Engineering) from the Royal School of Mines, in London, England and an MBA from Cranfield School of Management, and is a registered European Engineer.

Mr. Ross is currently the Chief Operating Officer (“COO”) of Orca Gold Inc., where he is leading studies to develop a gold mine in Sudan. His previous experience includes COO roles with RB Energy Inc., Sirocco Mining Inc., Atacama Minerals Inc., Sirocco Gold Inc., and Red Back Inc. At Red Back his responsibilities included directing the development of the Akwaaba Deeps underground mine, and overseeing the Chirano and Tasiast plant expansions.

Mr. R.W. (Bob) Garnett, Chair of Great Panther said: “We are pleased to welcome Mr. Ross to Great Panther’s Board of Directors. Kevin brings a complementary set of skills and expertise as a mining engineer, operator and senior business leader that are invaluable to the Company as we seek to execute on our growth and exploration plans for our operating assets and projects in Brazil, Peru and Mexico.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is a new intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision in this regard in 2019.

For more information, please contact:

Alex Heath, CFA
Director, Corporate Development & Investor Relations
Toll free:	1 888 355 1766
Tel:	1 604 638 8956
aheath@greatpanther.com
www.greatpanther.com